UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   May 26, 2005                       /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                               HALO RESOURCES LTD.

                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 484-00688 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

NEWS RELEASE                                                        MAY 26, 2005


               HALO UNDERGROUND DRILLING AT BACHELOR LAKE (QUEBEC)
                         YIELDS HIGH GRADE GOLD RESULTS

VANCOUVER, BRITISH COLUMBIA, MAY 26, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce the first results from its ongoing 12,500M underground drilling program at Bachelor Lake, Quebec. The Bachelor Lake "Main" zone was originally mined underground between surface and the 12th Level. The "B" and "A" zones are new mineralized zones. New significant assay results were returned from the "Main", "B" and "A" mineralized zones. Highlighted results are from below Level 12 and the intercepts are listed below:

BACHELOR LAKE "MAIN ZONE":

- Hole 12-38 returned 5.68 G/T AU OVER 1.82 M contained within 3.89 G/T AU OVER 3.70M;

- Hole 12-40 returned 23.83 G/T AU OVER 2.70M contained within 12.69 G/T AU OVER 8.50M;

- Hole 12-42 returned 23.68 G/T AU OVER 1.53M contained within 9.21 G/T AU OVER 6.36M;

- Hole 12-44 returned 24.54 G/T AU OVER 2.29M contained within 14.94 G/T AU OVER 5.03M;

- Hole 12-46 returned 13.72 G/T AU OVER 1.90M contained within 4.48 G/T AU OVER 8.78M;

BACHELOR LAKE "B ZONE":

- Hole 12-38 returned 6.82 G/T AU OVER 2.75 M contained within 4.81 G/T AU OVER 5.50M;

- Hole 12-40 returned 26.26 G/T AU OVER 2.40M contained within 11.70 G/T AU OVER 7.10M;

- Hole 12-42 returned 18.58 G/T AU OVER 1.26M contained within 4.47 G/T AU OVER 8.28M;

- Hole 12-44 returned 14.77 G/T AU OVER 1.40M contained within 10.37 G/T AU OVER 2.00M;

- Hole 12-46 returned 21.06 G/T AU OVER 1.92M contained within 12.35 G/T AU OVER 4.25M;

- Hole 12-46 returned 27.49 G/T AU OVER 2.78M contained within 17.22 G/T AU OVER 4.70M;

BACHELOR LAKE "A ZONE":

- Hole 12-44 returned 6.12 G/T AU OVER 2.37M contained within 5.19 G/T AU OVER 3.50M;

Please note that all the intervals are indicated over core lengths, not true vein widths. See Table 1, for detailed assay results.

DRILLING RESULTS

Geological and assay results from drill holes 12-42 and 12-46 confirms known indicated resources at Bachelor Lake. The drill holes 12-38 and 12-40 are located within known inferred resources. The drill intercept from hole 12-44 is located outside the known resources and potentially adds significant resources to the project. Preliminary analysis of this hole suggests that the "Main" zone may now be connected to the east with the Hewfran deposit that was recently acquired by Metanor Resources Ltd (MTO.V), owner of the Bachelor Lake property. The "Main", "B" and "A" mineralized zones remain open laterally and at depth.

Two drill rigs are operating from existing stations located on 12th level. Since drilling commenced on April 6, 2005, a total of 38 holes have been completed for a cumulative amount of more than 6,096m. Initial interpretation of the core from these holes has indicated excellent core intervals (up to 5.66m) and strong mineralization in all 3 vein systems. Drill results will be released on a regular basis as assay results become available over the next 4 months.

TABLE 1. - BACHELOR LAKE  UNDERGROUND  DRILLING  PROGRAM DETAILED ASSAY RESULTS.

Please note that all the intervals are indicated over core lengths, not true vein widths.

-------------------------------------------------------------------------------------------------------------------------
  HOLE ID         FROM        TO        LENGTH        AU                       AVERAGE                           ZONE
     No.           (M)        (M)         (M)       (G/T)
-------------------------------------------------------------------------------------------------------------------------

   12-38          33.50      34.61       1.11        5.61                  5.61G/T ON 1.11M
                  34.61      35.20       0.59        0.90    4.81 G/T AU
                  35.20      36.60       1.40       10.80     OVER 5.5M       6.82 G/T AU                       B ZONE
                  36.60      37.95       1.35        2.69                     OVER 2.75M
                  37.95      39.00       1.05        0.89
                  69.33      70.20       0.87        9.70                     5.68 G/T AU
                  70.20      71.15       0.95        2.00    3.89 G/T AU      OVER 1.82M
                  71.15      71.66       0.51        0.48     OVER 3.7M                                        MAIN ZONE
                  71.66      72.25       0.59        1.00                     2.78 G/T AU
                  72.25      73.03       0.78        4.13                     OVER 1.37M
-------------------------------------------------------------------------------------------------------------------------

   12-40          43.38      43.92       0.54        6.14
                  43.92      44.85       0.93        2.14                    17.98 G/T AU
                  44.85      45.90       1.05       24.30   11.70 G/T AU       OVER 3.8M       26.26 G/T AU     B ZONE
                  45.90      47.23       1.33       28.20     OVER 7.1M                         OVER 2.4M
                  47.23      47.65       0.42        5.33
                  47.65      48.75       1.10        2.54
                  48.75      50.52       1.77        5.76
                  70.70      71.49       0.79       13.15
                  71.49      72.17       0.68       11.95
                  72.17      73.01       0.84       17.95                    16.96 G/T AU      23.83 G/T AU
                  73.10      73.82       0.72       20.10   12.69 G/T AU       OVER 5.9M        OVER 2.7M      MAIN ZONE
                  73.82      75.00       1.18       30.30     OVER 8.5M
                  75.00      76.11       1.11        3.52
                  76.11      76.70       0.59       21.20
                  76.70      77.30       0.60        3.59
                  77.30      78.17       0.87        1.10
                  78.17      79.27       1.10        3.86
-------------------------------------------------------------------------------------------------------------------------

   12-42          42.17      43.00       0.83        2.26                     2.06 G/T AU
                  43.00      44.00       1.00        1.90    1.38 G/T AU      OVER 1.83M                        A ZONE
                  44.00      45.38       1.38        0.12    OVER 4.38M
                  45.38      46.55       1.17        1.82
                  46.55      47.44       0.89        0.28
                  47.44      48.16       0.72        0.74
                  48.16      48.57       0.41        0.08
                  48.57      49.86       1.29        0.81



-------------------------------------------------------------------------------------------------------------------------
  HOLE ID         FROM        TO        LENGTH        AU                       AVERAGE                           ZONE
     No.           (M)        (M)         (M)       (G/T)
-------------------------------------------------------------------------------------------------------------------------

                  49.86      51.11       1.25        6.83    4.47 G/T AU                       6.00 G/T AU
                  51.11      51.49       0.38        3.27    OVER 8.28M       7.99 G/T AU       OVER 1.63M      B ZONE
                  51.49      52.97       1.48        1.17                     OVER 4.37M
                  52.97      53.38       0.41        2.17                                      18.58 G/T AU
                  53.38      54.23       0.85       26.50                                       OVER 1.26M
                  54.23      54.83       0.60        0.39
                  97.58      98.73       1.15        2.73
                  98.73     100.08       1.35        0.56
                 100.08     100.72       0.64        3.44    9.21 G/T AU
                 100.72     101.80       1.08       24.50    OVER 6.36M                        23.68 G/T AU    MAIN ZONE
                 101.80     102.25       0.45       21.70                    16.30 G/T AU       OVER 1.53M
                 102.25     103.00       0.75       11.85                     OVER 3.22M
                 103.00     103.94       0.94        7.84
-------------------------------------------------------------------------------------------------------------------------

   12-44          72.00      72.60       0.60        0.11   10.37 G/T AU
                  72.60      73.28       0.68        1.61     OVER 2.0M      14.77 G/T AU                       B ZONE
                  73.28      74.00       0.72       27.20                      OVER 1.4M
                  80.22      81.35       1.13        3.25    5.19 G/T AU
                  81.35      82.35       1.00        9.49     OVER 3.5M       6.12 G/T AU                       A ZONE
                  82.35      83.72       1.37        3.66                     OVER 2.37M
                 137.88     138.90       1.02        8.97
                 138.90     139.51       0.61        0.44   14.94 G/T AU
                 139.51     140.65       1.14       26.70    OVER 5.03M      24.54 G/T AU                      MAIN ZONE
                 140.65     141.80       1.15       22.40                     OVER 2.29M
                 141.80     142.91       1.11        8.58
-------------------------------------------------------------------------------------------------------------------------

   12-46       59.35      60.08          0.73        8.12
               60.08      61.07          0.99       28.40   12.35 G/T AU     14.16 G/T AU      21.06 G/T AU     B ZONE
               61.07      62.00          0.93       13.25       OVER          OVER 3.65M        OVER 1.92M
               62.00      63.00          1.00        5.32       4.25M
               63.00      63.60          0.60        1.34
               65.50      66.99          1.49       24.10   17.22 G/T AU     27.49 G/T AU
               66.99      68.28          1.29       31.40       OVER          OVER 2.78M                        B ZONE
               68.28      69.66          1.38        2.38       4.70M
               69.66      70.20          0.54        2.25
               76.57      78.07          1.50        4.53
               78.07      79.57          1.50        0.58
               79.57      81.07          1.50        1.48    4.48 G/T AU
               81.07      82.57          1.50        1.24    OVER 8.78M                                        MAIN ZONE
               82.57      83.45          0.88        1.73                     9.92 G/T AU
               83.45      84.40          0.95       17.45                     OVER 2.78M       13.72 G/T AU
               84.40      85.35          0.95        9.98                                       OVER 1.9M
               90.45      91.35          0.90        1.71
               91.35      92.12          0.77        0.63
               92.12      92.57          0.45        7.91    3.33 G/T AU                                       MAIN ZONE
               92.57      93.49          0.92        1.64     OVER 5.1M       4.36 G/T AU
               93.49      95.05          1.56        4.39                      OVER 3.4M       4.81 G/T AU
               95.05      95.53          0.48        6.18                                       OVER 2.0M
-------------------------------------------------------------------------------------------------------------------------

QUALIFIED PERSON

The above information has been prepared under the supervision of Consulting Geologist Alain Carrier, M.Sc., P.Geo., InnovExplo inc., an independent Qualified Person under National Instrument 43-101("NI 43-101"). Alain Carrier is supervising the field work and has verified the authenticity and validity of the data. Assay results presented here were done under the direct supervision of Consulting Geologist Yves Buro. Mr. Buro is a "Qualified Person", under NI 43-101 and has the ability and authority to verify the authenticity and validity of the exploration data. In addition to over 25 years of experience on exploration and mining projects, Yves has specific prior experience on the Bachelor Lake Property. Messrs. Carrier and Buro have reviewed and approved of the contents of this press release.

QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM

Assay samples are taken from drill core (BQ size) sawed in half with one half sent to a commercial laboratory and other half retained for future reference. A strict QA/QC program is followed which includes mineralized standards, blank and duplicate for each batch of samples. Significant assay results are duplicated at the original laboratory. The gold assaying method uses a 30-gram sample Fire Assays (atomic absorption with gravimetric finish for sample over 10 g/t Au) on splits from an initial 250-gram pulverized sample. Assays were performed by ALS Chemex - Chimitec of Val-d'Or (Quebec), an assay laboratory accredited by the Standards Council of Canada. Metallic screen fire assay are completed on samples with visible gold or where initial multiple duplicates show any variability.

ADDITIONAL INFORMATION

The Bachelor Lake Property is located in the Le Sueur Township, Desmaraisville sector of Quebec and has excellent exploration potential. The mine site includes an office, a shop, a warehouse complex, a compressor room, a head-frame and a 500 ton per day mill with a cyanidation plant and crusher room, and the following NI 43-101 compliant resource estimate (1) in Table 2:

--------------------------------------------------------------------------------
        TABLE 2. UNDILUTED AND IN SITU RESOURCES ESTIMATE (1)(2)(3)(4)(5)
--------------------------------------------------------------------------------
                                   Metric                     Total        Total
Category                           Tonne         Grade        Gold         Gold
                                    (t)          (g/t)        (Kg)         (oz)
--------------------------------------------------------------------------------
Measured (above 12 level)         185,477         8.81        1,634       52,535


Indicated (below 12 level)        196,572        10.80        2,123       68,256

Inferred (below 12 level)         232,497        10.42        2,423       77,911
--------------------------------------------------------------------------------

(1)  The effective date of the resource estimate is December 20, 2004.
(2) The Qualified Person for the mineral resource estimates as defined by National Instrument 43-101 was Alan Carrier, M.Sc., P.Geo, Innovexplo Inc.
(3) Mineral resources which are not mineral reserves do not have demonstrated economic viability.
(4) The resources were compiled using a cut-off grade of 3.43 g/t Au (0.10 ounces/short ton). A cut-off grade of 0.10 oz/st roughly represent a value of 55$/t the actual gold price and exchange rate. This cut-off grade must be re-evaluated in light of the present market conditions: gold price, exchange rate and mining cost. A fixed density of 12ft3 per short ton was used. All diamond drill hole intercepts were calculated at a minimum of 1.5 m (5') horizontal width, using the grade of the adjacent material when assayed or a value of zero when not assayed. On the basis of historical work performed by BACHELOR GOLD MINE's personnel while operating the mine, high grade assays were cut to 34.3 g/t Au (1.0 ounces/short ton) for the Main Vein, and to 22.3 g/t Au (0.65 ounces/short ton) for the B Vein. No statistical studies support this threshold, but since it is the equivalent of general rule of thumb used in the mining industry, it was accepted as such, by INNOVEXPLO.
(5) The company is not aware of any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that could materially affect the mineral resource estimate.

Halo has an option to earn a 50% interest of the Bachelor Lake Property in Quebec, Canada, owned by Metanor Resources Inc. (TSX.V: MTO).

For further information on the Bachelor Lake Property, please see the Bachelor Lake Gold Mine Property NI 43-101 - Technical Report dated December 20, 2004 (Revised Version), filed on SEDAR at wwww.sedar.com

HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: DUPORT, which is an advanced stage gold project with an ongoing drill program of up to 20,000 meters; BACHELOR LAKE, which is a gold exploration project with an ongoing 12,500 meter drill program; and a letter of intent regarding QUARTER MOON, which is a grass roots gold project with a 2,000 meter drill program scheduled for the near future. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

"Marc Cernovitch"
President & CEO

                                      -30-

For more information contact:

/s/ Marc Cernovitch

President & CEO
Tel: 604-484-0068
Toll Free: 1-866-841-0068
mcernovitch@halores.com
www.halores.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.